Filed Pursuant to Rule 433

Registration Statement No. 333-127351-01

and No. 333-127351

July 11, 2006

TELECOM ITALIA CAPITAL

$1,000,000,000 7.20% Guaranteed Senior Notes due 2036

Guaranteed on a senior, unsecured basis by Telecom Italia S.p.A.

Issuer:	Telecom Italia Capital

Guarantor:	Telecom Italia S.p.A.

Ratings:	Baa2 Moody’s/BBB+ Standard & Poors/BBB+ Fitch

Principal Amount:	$1,000,000,000

Security Type:	Guaranteed Senior Notes

Legal Format:	SEC Registered

Settlement Date:	July 18, 2006

Maturity Date:	July 18, 2036

Price to Public (Issue Price):	99.440%

Coupon:	7.20%

Benchmark Treasury:	5.375% due February 15, 2031

Spread to Benchmark Treasury:	205 basis points (2.05%)

Treasury Strike:	5.196%

All-in Yield:	7.319%

Interest Payment Dates:	Semi-annually on January 18 and July 18, commencing on January 18, 2007

Make-whole call:	At any time after January 18, 2008 at the greater of (1) 100% or (2) at a discount rate of adjusted Treasury plus 30 basis pts.

Denominations:	$ 2,000 and integral multiples of $1,000

CUSIP:	87927VAR 9

Underwriters:	Credit Suisse Securities (USA) LLC (20%) (bookrunner)
J.P. Morgan Securities Inc. (20%) (bookrunner)
Lehman Brothers Inc. (20%) (bookrunner)
Merrill Lynch International (20%) (bookrunner)
Morgan Stanley & Co. Incorporated (20%) (bookrunner)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling

Credit Suisse at 1-800-221-1037, J.P. Morgan at 1-866-718-1649, Lehman at 1-888-603-5847, Merrill Lynch at 1-866-500-5408 or Morgan Stanley at 1-800-718-1649.